FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For February 17, 2009

BLUEPHOENIX SOLUTIONS LTD.
(Translation of Registrant’s Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-.....................

This report on Form 6-K is hereby incorporated by reference in the Registration Statements on Form F-3 (Registration No. 333-116044, 333-133330, 333-148504 and 333-150015) as amended, filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933, to the extent not superseded by documents or reports subsequently filed by BluePhoenix Solutions Ltd. under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Attached to the Registrant’s Form 6-K for February 17, 2009 and incorporated by reference herein is the Registrant’s immediate report dated February 17, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BLUEPHOENIX SOLUTIONS LTD. (Registrant) By: /s/ Varda Sagiv —————————————— Varda Sagiv CFO

Dated: February 17, 2009

BluePhoenix Solutions Reports Fourth Quarter Results

Q4 Revenues of $22.7 million, Non-GAAP Operating Margin of 11%,
Non-GAAP EPS of $0.07

        HERZLIYA, Israel – February 17, 2009 – BluePhoenix Solutions (NASDAQ: BPHX – News), the leader in value-driven legacy modernization, today announced financial results for the fourth quarter. Revenues for the fourth quarter of 2008 were $22.7 million up 3% from the third quarter of 2008 and flat compared to the fourth quarter of 2007.

        Net income on a non-GAAP basis for the fourth quarter of 2008 was $1.4 million, or $0.07 per diluted share compared to non-GAAP net loss of $1.4 million or $(0.06) per share for the third quarter of 2008, and non-GAAP net income of $4.25 million, or $0.21 per diluted share for the fourth quarter of 2007.

        On a GAAP basis for the fourth quarter of 2008 the net loss was $1.4 million or $(0.06) per share, compared to a net loss of $6.8 million or $(0.32) per share in the third quarter of 2008 and a net loss of $7.3 million or $(0.38) per share in the fourth quarter of 2007. The GAAP results exclude the effects of any potential non-cash write-down to goodwill for which the annual impairment test is currently underway. (Please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

“We are encouraged by our performance in the fourth quarter. Despite a difficult macro economic environment, we ended the year with a healthy level of bookings which resulted in an increased backlog. We met our Q4 revenue guidance and were able to achieve an 11% non-GAAP operating margin and a non-GAAP EPS of $0.07.” commented Yaron Tchwella, CEO of BluePhoenix Solutions. “Like many companies around the world we remain cautious about the macro-economic environment and its potential impact on IT spending. On the other hand, the downturn in the economy drives organizations around the world to focus, more than ever, on cost reduction initiatives. We believe that our proven return on investment model has us well-positioned to take advantage of emerging opportunities to help enterprises reduce their IT expenses. “

Non-GAAP Results* (in thousands US$)	Q4/2008	Q3/2008	Q4/2007

Sales	22,652	22,029	22,730
Operating profit (loss)	2,476	(170)	4,216
Net Income (loss)	1,429	(1,354)	4,250

GAAP Results* (in thousands US$) (excludes any potential write-down of goodwill)	Q4/2008	Q3/2008	Q4/2007

Sales	22,652	22,029	22,730
Operating profit (loss)	(838)	(5,206)	(343)
Net Income (loss) from continued operations	(1,885)	(6,390)	160
Net Income (loss)	(1,376)	(6,839)	(7,298)

* Q4/2007 – reclassification of Mainsoft as discontinued operation

Non-GAAP financial measures
The release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, non-GAAP cost of revenues, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP net income and non-GAAP net income (loss) per share. These non-GAAP measures exclude the following items:

—	Amortization of purchased intangible assets;

—	Capitalization of research and development costs;

—	Equity-based compensation expense

—	Restructuring expenses

—	One time expenses related to cost saving plan

The presentation of these non-GAAP financial measures should be considered in addition to BluePhoenix’ GAAP results and is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. BluePhoenix’ management believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain charges, gains and tax effects that may not be indicative of BluePhoenix’ core business operating results. BluePhoenix believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing BluePhoenix’ performance. These non-GAAP financial measures also facilitate comparisons to BluePhoenix’ historical performance and its competitors’ operating results. BluePhoenix includes these non-GAAP financial measures because management believes they are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision-making. Non-GAAP measures are reconciled to comparable GAAP measures in the table entitled “Reconciliation of GAAP to Non-GAAP.”

Conference Call

A conference call discussing BluePhoenix’ results for the fourth quarter of 2008, will take place today, February 17, 2009 at 8:30 a.m. (ET). Investors are invited to join the Company’s teleconference by caling (800) 762-8779 or international +1-480-248-5081 at 8:25 a.m. This call is being web cast by ViaVid Broadcasting and can be accessed at BluePhoenix’s website at http://www.bluephoenixsolutions.com.

About BluePhoenix Solutions

BluePhoenix Solutions (NASDAQ: BPHX) is a leading provider of value-driven modernization solutions for legacy information systems. BluePhoenix offerings include a comprehensive suite of tools and services from global IT asset assessment and impact analysis to automated database and application migration, re-hosting, and renewal. Leveraging over 20 years of best-practice domain expertise, BluePhoenix works closely with its customers to ascertain which assets should be migrated, redeveloped, or wrapped for reuse as services or business processes, to protect and increase the value of their business applications and legacy systems with minimized risk and downtime.

BluePhoenix provides modernization solutions to companies from diverse industries and vertical markets such as automotive, banking and financial services, insurance, manufacturing, and retail. Among its prestigious customers are: Aflac, CareFirst, Citigroup, Danish Commerce and Companies Agency, Desjardins, Los Angeles County Employees Retirement Association, Rural Servicios Informáticos, SDC Udvikling, TEMENOS, Toyota and Volvofinans. BluePhoenix has 14 offices in the USA, UK, Denmark, Germany, Italy, The Netherlands, Romania, Russia, Cyprus, South Korea, Australia, and Israel.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company’s tools, successful implementation of the Company’s tools, competitive factors, the ability to manage the Company’s growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines. This press release is also available at www.bphx.com. All names and trademarks are their owners’ property.

Company Contact:
Varda Sagiv
BluePhoenix Solutions
+97299526100
vsagiv @bphx.com

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share data)

	Three months ended December 31,		Year ended December 31,
	2008*	2007**	2008*	2007**

Revenues	$22,652	$22,730	$91,745	$81,222

Cost of revenues	12,035	10,972	46,032	36,529

Gross profit	10,617	11,758	45,713	44,693

Research and development costs, net	4,278	3,949	18,378	12,653

Selling, general and administrative expenses	7,177	8,152	32,359	28,370

Restructuring				694

Total operating expenses	11,455	12,101	50,737	41,717

Operating income (loss)	(838)	(343)	(5,024)	2,976

Financial expenses, net	1,199	281	2,237	4,343

Other income	125	759	398	892

Income (loss) before taxes	(1,912)	135	(6,863)	(475)

Taxes on income (benefit)		(110)	(330)	68

	(1,912)	245	(6,533)	(543)

Equity profit (loss) in affiliate	(49)	35	(49)	35

Minority interest	76	(120)	(179)	(199)

Net income (loss) from continued operation	$(1,885)	$160	$(6,761)	$(707)

Net income (loss) from discontinued operation	509	(7,458)	(8,512)	(7,489)

Net loss	$(1,376)	$(7,298)	$(15,273)	$(8,196)

Net loss per share:
Basic	$(0.06)	$(0.38)	$(0.72)	$(0.48)
Diluted	$(0.06)	$(0.38)	$(0.72)	$(0.48)

Shares used in per share calculation:
Basic	21,230	19,286	21,196	17,145

Diluted	21,230	19,286	21,196	17,145

* Excludes any potential write-down of goodwill.
** Presented after reclassification of Mainsoft Inc. as discontinued operation.

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Three months ended December 31,
	2008				2007
	GAAP (a)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$22,652			$22,652	$22,730

Cost of revenues	12,035	(2,637	)(b)	9,398	6,859

Gross profit	10,617	2,637		13,254	15,871

Research and development costs, net	4,278			4,278	4,283

Selling, general and administrative expenses	7,177	(677	)(c)	6,500	7,372

Total operating expenses	11,455	(677)		10,778	11,655

Operating income (loss)	(838)	3,314		2,476	4,216

Financial expenses, net	1,199			1,199	298

Other income	125			125	307

Income (loss) before taxes	(1,912)	3,314		1,402	4,225

Taxes on income (benefit)					(110)

	(1,912)	3,314		1,402	4,335

Equity profit (loss) in affiliate	(49)			(49)	35

Minority interest	76			76	(120)

Net income (loss) from continued operation	$(1,885)	$3,314		$1,429	$4,250

Net loss from discontinued operation	509	(509)

Net income (loss)	$(1,376)	$2,805		$1,429	$4,250

Net (loss) income per share:

Diluted	$(0.06)			$0.07	$0.21

Shares used in per share calculation	21,230			21,230	20,717

Notes:
(a) Excludes any potential write-down of goodwill.
(b) Amortization of intangible assets.
(c) Stock-based compensation.

UNAUDITED RECONCILIATION OF GAAP TO NON-GAAP RESULTS
(In thousands, except per share data)

	Year 2008				Year 2007
	GAAP (a)	Adjustments		Non-GAAP	Non-GAAP

Revenues	$91,745			$91,745	$81,222

Cost of revenues	46,032	(9,110	)(b)	36,922	26,011

Gross profit	45,713	9,110		54,823	55,211

Research and development costs, net	18,378			18,378	16,597

Selling, general and administrative expenses	32,359	(2,825	)(c)	27,196	24,612
		(2,338	)(d)

Total operating expenses	50,737	(5,163)		45,574	41,209

Operating income (loss)	(5,024)	14,273		9,249	14,002

Financial expenses, net	2,237			2,237	2,589

Other income	398			398	434

Income (loss) before taxes	(6,863)	14,273		7,410	11,847

Taxes on income (benefit)	(330)			(330)	68

	(6,533)	14,273		7,740	11,779

Equity profit (loss) in affiliate	(49)			(49)	35

Minority interest	(179)			(179)	658

Net income (loss) from continued operation	$(6,761)	$14,273		$7,512	$12,472

Net loss from discontinued operation	(8,512)	8,512

Net income (loss)	$(15,273)	$22,785		$7,512	$12,472

Net (loss) income per share:

Diluted	$(0.72)			$0.34	$0.68

Shares used in per share calculation	21,196			21,919	18,276

Notes:
(a) Excludes any potential write-down of goodwill.
(b) Amortization of intangible assets.
(c) Stock-based compensation.
(d) One-time expenses due to global cost savings plan

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED BALANCE SHEETS
(In thousands)

	December 31,	December 31,
	2008*	2007**

ASSETS

Current Assets:

Cash and cash equivalents	$30,308	$22,571
Marketable securities	423	668
Trade accounts receivable	28,232	22,233
Other current assets	3,217	2,140
Assets attributed to discontinued operation	-	17,100

Total Current Assets	62,180	64,712

Non-Current Assets:

Long-term trade receivable	-	512
Investment in affiliated company	157	207
Property and equipment, net	2,493	2,313
Goodwill	65,334	49,683
Intangible assets and other, net	23,151	29,431

Total Non-Current Assets	91,135	82,146

TOTAL ASSETS	$153,315	$146,858

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Short-term bank credit	$1,021	-
Convertible Debenture	-	67
Trade accounts payable	5,133	3,673
Deferred revenues	5,541	5,453
Other current liabilities	18,125	16,365
Liabilities attributed to discontinued operation	-	7,146

Total Current Liabilities	29,820	32,704

Non-Current Liabilities

Accrued severance pay, net	1,797	1,549
Loans from banks	15,048	135

Total Non-Current Liabilities	16,845	1,684

Minority interests	827	762

Shareholders' Equity	105,823	111,708

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$153,315	$146,858

* Excludes any potential write-down of goodwill.
** Presented after reclassification of Mainsoft Inc. as discontinued operation.

BluePhoenix Solutions Ltd.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Three months ended December 31,		Year ended December 31,
	2008*	2007**	2008*	2007**

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,376)	$(7,298)	$(15,273)	$(8,196)
Adjustments to reconcile net income to net cash provided by operating activities:
Loss from discontinued operation	(509)	7,458	8,512	7,489
Minority interests in profits of subsidiaries	(76)	120	179	199
Share in loss (earnings) of an affiliated company	49	(2)	49	(2)
Depreciation and amortization	2,879	4,126	10,107	10,407
Increase (decrease) in accrued severance pay, net	278	(369)	248	(132)
Gain on sale of property	10	(5)	10	4
Change in value of long term-loans and liabilities	-	7	-	2,311
Stock-based and non cash compensation	677	701	2,825	2,794
Decrease in provision for losses in formerly consolidated subsidiaries	-	(300)	-	(300)
Deferred income taxes, net	(127)	(1,025)	(894)	(1,025)
Tax benefit related to exercise of stock options	-	594	-	594
Changes in operating assets and liabilities:
Marketable securities	29	(462)	-	560
Decrease (increase) in trade receivables	(1,652)	5,615	(4,702)	4,213
Decrease (increase) in other current assets	114	(231)	(407)	936
Increase (decrease) in trade payables	39	(1,468)	992	(601)
Decrease in other current liabilities and deferred revenues	(1,286)	(2,903)	(744)	(3,155)

Net cash provided by (used in) operating activities	(951)	4,558	902	16,096

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(193)	(451)	(1,200)	(1,029)
Proceeds from sale of property and equipment	5	-	6	10
Proceeds from sale of previously consolidated subsidiary	1,700		1,700
Capitalization of research and development costs	-	(359)	-	(3,944)
Additional consideration for previously acquired subsidiaries and purchase of activity	(1,844)	198	(7,869)	(1,310)
Purchase of activity and newly-consolidated subsidiaries	-	(1,817)	(2,269)	(9,077)

Net cash used in investing activities	(332)	(2,429)	(9,632)	(15,350)

CASH FLOWS FROM FINANCING ACTIVITIES:
Short-term bank credit, net	-	(3,497)	-	(936)
Repayment of long-term loans, net	-	(28,590)	-	(20,609)
Receipt of long-term loans	69		16,069
Repayment of provision for losses in formerly consolidated subsidiary	-	(1,671)	-	(1,671)
Issuance of shares	-	33,213		33,213
Purchase of Company's shares	(1,018)	-	(1,609)	-
Exercise of employee share options and warrants	-	372	2,007	3,761

Net cash provided by (used in) financing activities	(949)	(173)	16,467	13,758

NET CASH PROVIDED BY (USED IN) ONGOING OPERATION	(2,232)	1,956	7,737	14,504
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	32,540	20,615	22,571	8,067

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$30,308	$22,571	$30,308	$22,571

CASH FLOWS - DISCONTINUED OPERATION:
Cash flow provided by (used in) operating activity	(508)	1,246	(1,260)	(367)
Cash flow used in investment activity	-	(1,415)	(64)	25

NET CASH PROVIDED BY (USED IN) DISCONTINUED OPERATION	(508)	(169)	(1,324)	(342)

* Excludes any potential write-down of goodwill.
** Presented after reclassification of Mainsoft Inc. as discontinued operation.